Mail Stop 3561

August 13, 2009

C. Geoffrey Hampson
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

> **Re:** **Live Current Media Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 7, 2009**
> **File No. 333-158951**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 0-29929**

Mr. Hampson:

　　We have reviewed your response letter dated July 31, 2009 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.　　We reviewed your responses to comments 12 to 19, 26 and 32, and we await the filing of your restatement and the revised disclosures in a future amendment.

Note 6 – Merger Agreement, page F-17

2.   We read your responses to comments 24 and 25 of your letter dated July 31, 2009. Please address the following:

- Please explain to us the business purpose of issuing shares on the close of the merger but delaying the distribution of such shares over time.

- We are unclear on the methodologies in which you fair value the common shares issued in the transaction. Clarify for us if you use the average share price of $2.932 or the Black-Scholes model to fair value the 340,000 common shares issued upon closing and the 82,133 common shares issued upon each of the 1st, 2nd and 3rd anniversaries of the closing date. If you use Black Scholes model to fair value all of your shares, explain to us how you concluded this approach was appropriate use under US GAAP given that you had an active trading market for your common stock around the closing of the transaction.

- It appears you are discounting the 340,000 shares issued and distributed upon the closing of the acquisition, and the approximate 246,000 shares which were issued, but to be distributed in three future tranches. Please confirm if our assumption is correct, and if applicable, quantify for us the discount applied to the 340,000 shares, and explain to us how the discount was calculated.

- It appears you had an active trading market for your common stock for some time before and subsequent to the closing of the Auctomatic acquisition. In this regard, it would not appear appropriate to adjust the quoted market price of your common stock for the market liquidity concerns you reference. It would appear the 340,000 shares which were issued and distributed on the closing date of the acquisition should be valued based on an undiscounted basis. Please revise, or advise.

- Please quantify the discount applied to the 246,000 shares issued but to be distributed. Furthermore, provide to us the assumptions used to discount these shares. Please ensure your analysis is supported by objective and verifiable evidence.

- Explain to us how you will calculate the fair value of the 413,000 contingent founder shares.

        As appropriate, please amend your filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mary Ann Sapone, Esq.
        Richardson & Patel, LLP
        Via facsimile